Exhibit 20

News Release

Contacts:	Media Inquiries:
	Greg Gardner	Visteon Corporation
	313-755-0927	Public Affairs
	ggardne9@visteon.com	5500 Auto Club Drive
Dearborn, MI 48126
Facsimile 313-755-7983
Investor Inquiries:
Derek Fiebig
313-755-3699
dfiebig@visteon.com

FOR IMMEDIATE RELEASE

VISTEON CORPORATION REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS IN LINE WITH CONSENSUS EXPECTATIONS

DEARBORN, Mich., January 18, 2002 – Visteon Corporation (NYSE: VC) today announced a Fourth Quarter loss of $14 million or $0.11 per share — in line with consensus expectations. In the Fourth Quarter 2000, Visteon incurred a loss of $87 million or $0.67 per share. The Fourth Quarter 2000 results included a non-cash impairment charge related to our Glass business of $138 million or $1.06 per share, and a gain of about $20 million or $0.16 per share on the sale of Visteon’s interest in Conix.

For full year 2001, Visteon reported a loss of $118 million or $0.91 per share. Excluding previously disclosed restructuring charges of $121 million or $0.93 per share, Visteon posted earnings of $3 million or $0.02 per share for full year 2001. In 2000, the company earned $270 million or $2.08 per share. Excluding the effect of the Glass impairment charge, the company earned $408 million or $3.14 per share in 2000.

“2001 was a tough year. We had solid operating performance in the First Half, but major production cuts and erratic production schedules by our largest customers led to weaker financial performance in the Second Half,” said Peter J. Pestillo, Visteon Chairman and Chief Executive Officer. “Restructuring and other actions taken early in the year helped offset the impact of a weaker economic environment and allowed us to maintain a solid financial position. I’m also pleased that we’ve put a strong management team in place that will help drive breakeven down and position us for growth when the economy recovers.”

Fourth Quarter 2001 sales were $4.5 billion, down $36 million compared with the same period last year, as business with non-Ford customers partially offset the decline in Ford revenue associated with lower North American production. Non-Ford sales during the quarter increased to $822 million or 18 percent of total sales.

News Release

Full year 2001 sales were $17.8 billion, down more than $1.6 billion compared with 2000. Lower North American production at Ford more than accounted for the decline — sales to Ford were down $1.8 billion or 11 percent during the year. Sales to non-Ford customers increased $168 million or 6 percent to $3.2 billion. For the year, sales to non-Ford customers represented 18 percent of total sales, an increase of 2 percentage points.

Visteon ended the year with $1.2 billion in cash and marketable securities, down $296 million from the end of 2000, but up $203 million from the end of the Third Quarter. The improvement during the quarter was driven largely by lower inventory levels, which reflected the company’s stepped-up focus on cash management.

For 2001, Visteon won $1.5 billion in net new business from 13 global automakers in every region of the world. More than 75 percent of the wins were with customers other than Ford and 40 percent were outside North America.

Recent announcements include new business wins with DaimlerChrysler on Mercedes-Benz trucks and substantial systems on new vehicles including the Renault Clio, Ford Thunderbird and Ford Fiesta.

Visteon filled out its Operations Executive Team with the addition of two regional presidents in North America/Asia and Europe/South America; a vice president of materials management and quality; a vice president of treasury; and a vice president and general manager of Asia. The company also implemented a customer-facing organization and took restructuring actions that resulted in the elimination of more than 2,000 salaried positions and the voluntary separation of 245 master agreement UAW employees. During the year, Visteon also reduced its master agreement UAW work force by an additional 1,133 employees, resulting in a total reduction of 5.7 percent during the year. The company continued its strong record of cost reductions and announced new measures to consolidate its supply base and improve operating margins.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has about 80,000 employees and a global delivery system of more than 160 technical, manufacturing, sales, and service facilities located in 25 countries.

This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as “estimated” and “potentially” signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 27, 2001 and January 8, 2002. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on Visteon’s business, financial condition and results of operations.

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Additional financial detail is available at www.visteon.com

2.

VISTEON CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL DATA
(in millions, except per share amounts, percentages and as noted)

			2001
			over/(under)
	2001		2000

	Fourth	Full	Fourth		Full
	Quarter	Year	Quarter		Year

Sales
Ford and affiliates	$3,671	$14,656	$(55)		$(1,792)
Other customers	822	3,187	19		168

Total sales	$4,493	$17,843	$(36)		$(1,624)

Depreciation and amortization
Depreciation*	$138	$562	$(1)		$(23)
Amortization	26	104	2		13

Total depreciation and amortization	$164	$666	$1		$(10)

Selling, administrative and other expenses**
Amount	$186	$731	$(43)		$(50)
Percent of revenue	4.1%	4.1%	(1.0	) pts	0.1	pts

Income (loss) before income taxes
As reported	$(21)	$(169)	$125		$(608)
Excluding restructuring costs**	(21)	23	(95)		(636)

Net income (loss)
As reported	$(14)	$(118)	$73		$(388)
Excluding restructuring costs**	(14)	3	(65)		(405)

Earnings (loss) per share (basic and diluted)
As reported	$(0.11)	$(0.91)	$0.56		$(2.99)
Excluding restructuring costs**	(0.11)	0.02	(0.50)		(3.12)

Cash dividends per share	$0.06	$0.24	$—		$0.12

Effective tax rate	38%	37%	1	pts	-	pts

EBITDA, as adjusted* **
Amount	$152	$741	$(58)		$(596)
Percent of revenue	3.4%	4.2%	(1.2	) pts	(2.7	) pts

After tax returns**
On sales	(0.2)%	0.1%	(1.5	) pts	(2.1	) pts
On assets	(0.4)	0.2	(2.5)		(3.5)
On equity	(1.7)	0.1	(7.5)		(16.2)

Capital expenditures
Amount	$236	$752	$(54)		$(41)
Percent of revenue	5.3%	4.2%	(1.1	) pts	0.1	pts

Operating cash flow***	$162	$(222)	$56		$(447)

Cash and borrowing (at end of period)
Cash and marketable securities		$1,181			$(296)
Borrowing		1,922			(97)

* Full year 2001 depreciation and EBITDA amounts reflect a reclassification of $8 million made to the third quarter of 2001 depreciation and EBITDA amounts previously reported, which did not impact reported net income.

** Full year 2001 amounts exclude costs related to restructuring items of $192 million ($121 million after-tax), of which $81 million was recorded as selling, administrative and other expense. Fourth quarter of 2000 and year-to-date 2000 comparative amounts have been adjusted to exclude an asset impairment charge of $220 million ($138 million after-tax).

*** Includes capital expenditures and excludes restructuring/independence actions.

VISTEON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share amounts)

	For the Years Ended
	December 31,			Fourth Quarter

	2001	2000	1999	2001	2000

Sales
Ford and affiliates	$14,656	$16,448	$17,105	$3,671	$3,726
Other customers	3,187	3,019	2,261	822	803

Total sales	17,843	19,467	19,366	4,493	4,529

Costs and expenses
Costs of sales	17,148	18,025	17,503	4,319	4,253
Selling, administrative and other expenses	812	781	674	186	229
Asset impairment charge	—	220	—	—	220

Total costs and expenses	17,960	19,026	18,177	4,505	4,702

Operating income (loss)	(117)	441	1,189	(12)	(173)

Interest income	55	109	79	9	36
Interest expense	131	167	143	26	40

Net interest expense	(76)	(58)	(64)	(17)	(4)
Equity in net income of affiliated companies	24	56	47	8	31

Income (loss) before income taxes	(169)	439	1,172	(21)	(146)
Provision (benefit) for income taxes	(72)	143	422	(11)	(66)

Income (loss) before minority interests	(97)	296	750	(10)	(80)
Minority interests in net income of subsidiaries	21	26	15	4	7

Net income (loss)	$(118)	$270	$735	$(14)	$(87)

Average number of shares of Common Stock outstanding	131	130	130	130	130

Earnings (loss) and dividends per share
Basic and diluted	$(0.91)	$2.08	$5.65	$(0.11)	$(0.67)
Cash dividends	$0.24	$0.12	$—	$0.06	$0.06

As previously disclosed in our Form 8-K dated January 8, 2002, Visteon has been working with Ford to resolve a number of outstanding commercial issues. Visteon’s supply agreement and related pricing letter with Ford Motor Company require Visteon to provide Ford with productivity price adjustments for 2001, 2002 and 2003. Ford is requesting an adjustment that exceeds Visteon’s reserves by approximately $125 million before taxes. Visteon’s position is that its competitors generally are not giving Ford productivity price adjustments for 2001 at levels commensurate with Ford’s request of Visteon. As provided by the supply agreement, an audit will be conducted to confirm that the productivity price adjustment finally paid to Ford is consistent with amounts given by Visteon competitors. There also remains a significant difference of opinion between Visteon and Ford under the supply agreement and related pricing letter with respect to the pricing and sourcing of products supplied to Ford of Europe. The amount in dispute in this regard for 2001 is approximately $50 million before taxes, representing a unilateral reduction in prices assessed by Ford of Europe. Visteon intends to pursue resolution of this dispute through mediation and arbitration, if necessary, as specified in the supply agreement.

Although the outcome of these matters is not fully predictable, we believe our established reserves are adequate. The final amounts, however, could differ materially from the recorded estimates. Our reported results of operations and financial position as of and for the year ended December 31, 2001, as presented, may be adjusted to the extent these matters reach resolution prior to our filing of our 2001 Annual Report on Form 10-K.

VISTEON CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31,

	2001	2000

Assets
Cash and cash equivalents	$1,024	$1,412
Marketable securities	157	65

Total cash and marketable securities	1,181	1,477
Accounts receivable – Ford and affiliates	1,560	1,333
Accounts receivable – other customers	834	857

Total receivables	2,394	2,190
Inventories	858	948
Deferred income taxes	167	192
Prepaid expenses and other current assets	153	198

Total current assets	4,753	5,005
Equity in net assets of affiliated companies	158	142
Net property	5,329	5,497
Deferred income taxes	322	100
Other assets	516	581

Total assets	$11,078	$11,325

Liabilities and Stockholders’ Equity
Trade payables	$1,831	$1,949
Accrued liabilities	945	1,086
Income taxes payable	30	65
Debt payable within one year	629	622

Total current liabilities	3,435	3,722
Long-term debt	1,293	1,397
Other liabilities	3,046	2,683
Deferred income taxes	13	18

Total liabilities	7,787	7,820

Stockholders’ equity
Capital stock
Preferred Stock, par value $1.00, 50 million shares authorized, none outstanding	—	—
Common Stock, par value $1.00, 500 million shares authorized, 131 million shares issued, 130 million and 131 million shares outstanding, respectively	131	131
Capital in excess of par value of stock	3,311	3,311
Accumulated other comprehensive income	(231)	(179)
Other	(25)	(12)
Earnings retained for use in business	105	254

Total stockholders’ equity	3,291	3,505

Total liabilities and stockholders’ equity	$11,078	$11,325

VISTEON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the Years Ended
	December 31,

	2001	2000	1999

Cash and cash equivalents at January 1	$1,412	$1,849	$542

Cash flows provided by (used in) operating activities	436	(526)	2,482

Cash flows from investing activities
Capital expenditures	(752)	(793)	(876)
Acquisitions and investments in joint ventures, net	(7)	(28)	(579)
Purchases of securities	(346)	(126)	—
Sales and maturities of securities	260	61	—
Other	102	44	2

Net cash used in investing activities	(743)	(842)	(1,453)

Cash flows from financing activities
Cash distributions from (to) prior owner	—	85	(558)
Commercial paper issuances, net	8	352	—
Payments on short-term debt	(1)	(1,775)	—
Proceeds from issuance of short-term debt	1	1,374	493
Proceeds from issuance of other debt	114	1,279	816
Principal payments on other debt	(144)	(290)	(361)
Purchase of treasury stock	(25)	—	—
Cash dividends	(31)	(16)	—
Other	3	(85)	(100)

Net cash (used in) provided by financing activities	(75)	924	290

Effect of exchange rate changes on cash	(6)	7	(12)

Net (decrease) increase in cash and cash equivalents	(388)	(437)	1,307

Cash and cash equivalents at December 31	$1,024	$1,412	$1,849